FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 5

Annual results 2009

Revisions

1

Appendix 5 - Revisions

Divisional revisions

Divisional results have been revised to reflect the transfer of RBS Sempra Commodities to Non-Core from GBM.  These changes do not affect the Group's results.

	Quarter ended 30 September 2009			Quarter ended 30 June 2009
	Previously reported	Adjustment	Revised	Previously reported	Adjustment	Revised
Global Banking & Markets	£m	£m	£m	£m	£m	£m

Net interest income	447	-	447	660	-	660
Non-interest income	1,412	(114)	1,298	1,650	(207)	1,443
Direct expenses
- staff costs	(760)	39	(721)	(762)	82	(680)
- other costs	(261)	21	(240)	(231)	27	(204)
Impairment losses	(272)	-	(272)	31	-	31
Operating profit	375	(54)	321	1,147	(98)	1,049

	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances (including banks)	157.0	(0.7)	156.3	156.0	(0.8)	155.2
Reverse repos	75.4	-	75.4	75.2	-	75.2
Securities	117.6	-	117.6	115.5	-	115.5
Cash and eligible bills	63.8	-	63.8	51.5	-	51.5
Other	50.8	(4.8)	46.0	46.2	(5.7)	40.5

Total third party assets (excluding derivatives mark to market)	464.6	(5.5)	459.1	444.4	(6.5)	437.9
Customer deposits (excluding repos)	58.1	(1.3)	56.8	65.0	(1.6)	63.4
Risk-weighted assets	131.9	(10.4)	121.5	122.4	(9.9)	112.5

	Quarter ended 31 March 2009			Quarter ended 31 December 2008
	Previously reported	Adjustment	Revised	Previously reported	Adjustment	Revised
Global Banking & Markets	£m	£m	£m	£m	£m	£m

Net interest income	812	-	812	1,054	-	1,054
Non-interest income	4,527	(247)	4,280	(2,850)	(404)	(3,254)
Direct expenses
- staff costs	(1,001)	113	(888)	(178)	160	(18)
- other costs	(300)	26	(274)	(421)	24	(397)
Impairment losses	(269)	-	(269)	(505)	3	(502)
Operating profit/(loss)	3,576	(108)	3,468	(3,102)	(217)	(3,319)

Loans and advances (including banks)	206.5	(1.2)	205.3	225.5	(1.3)	224.2
Reverse repos	80.6	-	80.6	88.8	-	88.8
Securities	124.3	-	124.3	127.5	-	127.5
Cash and eligible bills	28.6	-	28.6	20.2	-	20.2
Other	43.1	(5.7)	37.4	42.9	(4.9)	38.0

Total third party assets (excluding derivatives mark to market)	483.1	(6.9)	476.2	504.9	(6.2)	498.7
Customer deposits (excluding repos)	81.8	(1.7)	80.1	88.6	(0.8)	87.8
Risk-weighted assets	148.6	(10.7)	137.9	162.4	(10.6)	151.8

Appendix 5 - Revisions

	Quarter ended 30 September 2009			Quarter ended 30 June 2009
	Previously Reported	Adjustment	Revised	Previously reported	Adjustment	Revised
Non-Core	£m	£m	£m	£m	£m	£m

Net interest income	287	-	287	274	-	274
Non-interest income	(347)	114	(233)	(1,168)	207	(961)
Direct expenses
- staff costs	(111)	(39)	(150)	(71)	(82)	(153)
- other costs	(223)	(21)	(244)	(220)	(27)	(247)
Impairment losses	(2,066)	-	(2,066)	(3,516)	-	(3,516)
Operating loss	(2,718)	54	(2,664)	(4,975)	98	(4,877)

	£bn	£bn	£bn	£bn	£bn	£bn

Total third party assets (including derivatives)	220.2	12.8	233.0	231.9	14.6	246.5
Loans and advances to customers - gross	158.7	0.4	159.1	163.6	0.5	164.1
Customer deposits	14.7	1.3	16.0	13.4	1.6	15.0
Risk-weighted assets	190.3	10.4	200.7	164.1	9.9	174.0

	Quarter ended 31 March 2009			Quarter ended 31 December 2008
	Previously reported	Adjustment	Revised	Previously Reported	Adjustment	Revised
Non-Core	£m	£m	£m	£m	£m	£m

Net interest income	395	-	395	765	-	765
Non-interest income	(2,418)	247	(2,171)	(3,099)	404	(2,695)
Direct expenses
- staff costs	(188)	(113)	(301)	(110)	(160)	(270)
- other costs	(230)	(26)	(256)	(321)	(24)	(345)
Impairment losses	(1,828)	-	(1,828)	(3,358)	(3)	(3,361)
Operating loss	(4,588)	108	(4,480)	(6,467)	217	(6,250)

Total third party assets (including derivatives)	297.1	17.6	314.7	325.1	17.8	342.9
Loans and advances to customers - gross	183.1	0.6	183.7	190.6	0.8	191.4
Customer deposits	21.9	1.8	23.7	26.6	0.8	27.4
Risk-weighted assets	163.7	10.7	174.4	160.3	10.6	170.9

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat